Exhibit 99.1

Disclosure of share buyback program pursuant to Art. 5(1) lit. a) of the Regulation (EU) No. 596/2014 and Art. 2(1) of the Delegated Regulation (EU) 2016/1052
MAINZ, Germany, June 8, 2026 -- On May 7, 2026, BioNTech SE (“BioNTech”), with the approval of its Supervisory Board and Management Board, authorized a share buyback program of American Depositary Shares (“ADSs”) of BioNTech (ISIN: US09075V1026), each representing one ordinary share of BioNTech, with a value of up to USD 1.0 billion (the “Share Buyback”). BioNTech expects to use the repurchased ADSs to satisfy obligations in the ordinary course of business and to enhance capital efficiency and maintain financial flexibility. The buyback period will commence on June 8, 2026, on the U.S. Nasdaq Global Select Market stock exchange and will be conducted within the period up to and including May 6, 2027.

BioNTech will carry out the Share Buyback in accordance with the provisions of Art. 5 of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 (“MAR”), and the Delegated Regulation (EU) 2016/1052 of the European Commission of March 8, 2016 with the exception of the restrictions on the purposes specified in Art. 5(2) MAE, and on the basis of the authorization granted by the Annual General Meeting (AGM) of BioNTech on May 17, 2024 (the “AGM Authorization”). Pursuant to the AGM Authorization, BioNTech is authorized to acquire treasury shares until May 16, 2029, in accordance with section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG), in an amount of up to 10% of BioNTech’s share capital existing at the time the authorization resolution is adopted or, if lower, at the time the authorization is exercised. If the shares are repurchased on a stock exchange, the purchase price per share (excluding incidental acquisition costs) shall not exceed the volume-weighted average price of the share during the last three trading days prior to the day of the repurchase by more than 10% and not fall below this price by more than 20%. Therefore, the maximum number of shares that BioNTech is authorized to repurchase under the AGM Authorization is 24.9 million shares. The Share Buyback has also been designed to comply with Rules 10b-18 and 10b5-1 under the Securities Exchange Act of 1934, as amended.

The Share Buyback will be lead-managed by a credit institution mandated by BioNTech, which will make trading decisions concerning the timing of the purchases of BioNTech’s shares independently of BioNTech within the meaning of Art. 4(2) lit. b) of the Delegated Regulation (EU) 2016/1052 and BioNTech will not exercise any influence over the credit institution’s decisions. BioNTech’s right to terminate the credit institution’s mandate remains unaffected and the Share Buyback may be stopped and continued at any time in accordance with relevant legal requirements.

The credit institution shall further comply with all applicable regulatory provisions, in particular, the conditions for trading in Art. 3 of the Delegated Regulation (EU) 2016/1052. Art. 3 requires, inter alia, that shares may not be purchased at a price higher than the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out. In addition, no more than 25% of the average daily trading volume of the shares at the stock exchange on which the purchase is carried out may be purchased. The average daily trading volume of shares is based on the average daily volume traded in the 20 trading days preceding the date of the relevant purchase.

Transactions made under the Share Buyback program will be duly disclosed pursuant to the requirements of Art. 2 para. 3 of the Delegated Regulation (EU) 2016/1052 no later than by the end of the seventh trading day following the date of the execution of the transaction in a detailed form and in an aggregated form. BioNTech will publish the disclosed transactions on its website at https://investors.biontech.de/stock-information/share-repurchase and will keep that information publicly accessible for a period of at least five years from the date of public disclosure.